UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Vogelstein, John L.
   466 Lexington Avenue
   New York, New York  10017
2. Issuer Name and Ticker or Trading Symbol
   Journal Register Company
   ("JRC")
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/30/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.01 par valu|05/28/|S   | |122,804           |D  |$17.3125   |36,335,123         |I     |(1)                        |
e                          |99    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) These shares are owned by Warburg, Pincus Capital Company, L.P. ("WPCC"), Warburg, Pincus Investors, L.P. ("Investors") or Warburg, Pincus
Capital Partners Liquidating Trust, a New York trust ("WPLT"), and are included because of Mr. Vogelstein's affiliation with WPCC, Investors and
WPLT. By the transaction reported herein, WPLT has sold all of its shares of Common Stock. The principal business of WPLT is to manage the orderly liquidation of the assets formerly held by Warburg, Pincus Capital Partners, L.P., a Delaware limited partnership ("WPCP"), whose partnership
agreement terminated on September 30, 1997.   Prior to termination of the
partnership agreement, WPCP distributed an  aggregate of 122,804 shares of Common Stock to WPLT. The trustees of WPLT are Lionel I. Pincus, John L. Vogelstein and Stephen Distler. Mr. Vogelstein disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.
SIGNATURE OF REPORTING PERSON
/s/ John L. Vogelstein
DATE
June 9, 1999